September 10, 2019

Byron C. (Chris) Wiley
President and Manager
Wiley Area Development LLC
572 Breckenridge Way
Beavercreek, OH 45430

       Re: Wiley Area Development LLC
           Amendment No. 2 to
           Offering Statement on Form 1-A
           Filed August 27, 2019
           File No. 024-11010

Dear Mr. Wiley:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2019 letter.

Amendment 2 to Form 1-A

Financial Statements
Notes to Financial Statements
7. Subsequent events, page 123

1. Refer to your response to comment 7. We continue to have concerns regarding your presentation of the increase in Class A and Class B Units subsequent to year-end. You indicate the increase in the number of Class A Units and Class B Unit was an administrative change which increased each class of units by a multiple of 50 and disclose in the subsequent events footnote the change was for purposes of enabling the company to sell Class B Units at a lower per unit price. In this regard, the form of the transaction
 Byron C. (Chris) Wiley
Wiley Area Development LLC
September 10, 2019
Page 2
         appears meet the definition of a stock split pursuant to ASC 505-20-25-4. Please be advised that since the transaction took place subsequent to year-end, SAB Topic 4C requires retroactive effect in balance sheet if the change in capital structure (e.g. stock split) occurs after the latest balance sheet date. Accordingly, please revise your filing to retroactively reflect the 50-for-1 stock split, including appropriate disclosure concerning the details of the split in the financial statements and elsewhere in the document as appropriate.
       You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217 with any other questions.



FirstName LastNameByron C. (Chris) Wiley                        Sincerely,
Comapany NameWiley Area Development LLC
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Corporation Finance
September 10, 2019 Page 2                                       Office of
Transportation and Leisure
FirstName LastName